April 29, 2014

USFS Funds Trust
11270 West Park Place, Suite 1025
Milwaukee, Wisconsin 53224

Ladies and Gentlemen:

We consent to the incorporation by reference in this Registration Statement of our opinion dated March 13, 2013 regarding the sale of shares of the USFS Funds Limited Duration Government Fund and the USFS Funds Tactical Asset Allocation Fund, each a series of USFS Funds Trust.  In giving this consent, however, we do not admit that we are experts or within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Godfrey & Kahn, S.C.

GODFREY & KAHN, S.C.

Offices in Milwaukee, Madison, Waukesha, Green Bay and Appleton, Wisconsin and Washington, D.C.
Godfrey & Kahn, s.c. is a member of Terralex®, a worldwide network of independent law firms.